SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

InfoLogix, Inc.

_______________________________

(Name of Issuer)

Common Stock, par value $0.00001 per share

_______________________________

(Title of Class of Securities)

45668X 10 5

_______________________________

(CUSIP Number)

December 31, 2008

_______________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP NO. 45668X 10 5	13G	Page 2 of 4

1.		NAME OF REPORTING PERSON David T. Gulian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(see instructions)		(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,986,902[1]
	6.	SHARED VOTING POWER 50,000[2]
	7.	SOLE DISPOSITIVE POWER 2,986,902[1]
	8.	SHARED DISPOSITIVE POWER 50,000[2]
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,036,902
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

_____________________________

1 Includes 2,277,527 shares owned by David T. Gulian, 559,375 shares that may be acquired upon the exercise of a warrant held by Mr. Gulian and 150,000 shares that may be acquired upon the exercise of vested options.

2 Includes 50,000 shares beneficially owned by David T. Gulian and Ann Marie Gulian.

CUSIP NO. 45668X 10 5	13G	Page 3 of 4

Item 1(a).	Name of Issuer:

InfoLogix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.

Item 2(a).	Name of Person Filing:

David T. Gulian

Item 2(b).	Address of Principal Business Office or, if none, Residence:

101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

45668X 10 5

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a)-(c). As of the filing date of this Schedule 13G, David T. Gulian may be deemed to have sole voting and dispositive power over 2,986,902 shares of Common Stock that includes 2,277,527 shares owned by Mr. Gulian, 559,375 shares that may be acquired upon the exercise of a warrant held directly by Mr. Gulian, and 150,000 shares that may be acquired upon the exercise of vested options. Mr. Gulian may also be deemed to have shared voting and dispositive power over 50,000 shares of Common Stock that he holds jointly with Ann Marie Gulian. Accordingly, Mr. Gulian may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 3,036,902 shares of Common Stock, which represents approximately 11.6% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

CUSIP NO. 45668X 10 5	13G	Page 4 of 4

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

/s/ David T.Gulian
Name: David T. Gulian